                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                                VERITAS DGC INC.
                       (Name of Subject Company (Issuer))

                                VERITAS DGC INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    92343P107
                      (CUSIP Number of Class of Securities)

                                 LARRY L. WORDEN
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                VERITAS DGC INC.
                              10300 TOWN PARK DRIVE
                              HOUSTON, TEXAS 77072
                                 (832) 351-8534
                (Names, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:
                             Jeffery B. Floyd, Esq.
                             Vinson & Elkins L.L.P.
                              2300 First City Tower
                                   1001 Fannin
                              Houston, Texas 77002
                                 (713) 758-2222

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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WE HAVE NOT COMMENCED THE OFFER TO EXCHANGE THAT IS REFERRED TO IN THIS
COMMUNICATION. UPON COMMENCEMENT OF SUCH OFFER, WE WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A "SCHEDULE TO" AND RELATED EXHIBITS, INCLUDING THE OFFER TO EXCHANGE, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS. YOU ARE STRONGLY ENCOURAGED TO READ THE "SCHEDULE TO" AND RELATED DOCUMENTS WHEN THEY ARE FILED AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE "SCHEDULE TO" AND RELATED EXHIBITS WILL BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV AND WILL BE DELIVERED WITHOUT CHARGE TO ALL OF OUR EMPLOYEES WHO ARE OPTION HOLDERS. COPIES OF THE "SCHEDULE TO" AND RELATED DOCUMENTS MAY BE OBTAINED WITHOUT CHARGE AFTER THEY HAVE BEEN FILED BY MAKING A WRITTEN REQUEST TO LARRY L. WORDEN, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, 10300 TOWN PARK DRIVE, HOUSTON, TEXAS 77072.

November 4, 2003

To:    Holders of Veritas DGC Options
From:  Dave Robson
Re:    Option Exchange Program

As you are all aware, over the last year the global economy and more acutely the seismic sector have suffered from a down turn. You need to look no further than the current share price of almost every seismic company to see the reality of this situation. Unfortunately, Veritas DGC's share price has also suffered during this period.

Because the Senior Management Team and the Board of Directors understand that you, our employees, are our greatest asset and because we recognize that deeply underwater stock options may not provide the performance incentives that they were designed to provide, we explored a number of ways to address this problem.

In our proxy statement filed last week, Veritas DGC's Board of Directors submitted the voluntary Stock Option Exchange Program for approval from our shareholders. The shareholder vote will occur at the annual shareholders meeting on December 2, 2003.

The proposed program would give eligible employees a one-time choice to cancel existing stock options in July 2004 (anticipated date) and exchange them for a lesser number of options at a new exercise price. Assuming that the shareholders approve and all of the other conditions are met, the new options would be issued on or about February 11, 2005 (new grant date).

As a current holder of Veritas stock options, you may be eligible for the Stock Option Exchange Program. Some details on eligibility are included in the proxy statement. Please note that eligibility and terms and conditions may vary by country.

There are no action items on your part right now.

You can find a copy of the proxy statement in the Investors section of the Veritas website, www.veritasdgc.com.

The next communication you'll receive will be notification of the results of the shareholders' vote. If the Program is approved, we will provide you with a comprehensive description of the Program and how it will work.

I'm pleased that Veritas DGC's Board of Directors submitted this program for shareholder approval and I thank you for your continued efforts toward the success of Veritas. As I have repeated many times, you are our greatest asset. Thank you.

Regards

Dave Robson